February 2012 Pricing Sheet dated February 28, 2012 relating to Preliminary Terms No. 90 dated February 17, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Market-Linked Notes due February 27, 2018
Based on the Value of the S&P 500® Index

PRICING TERMS – FEBRUARY 28, 2012
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$8,800,000
Pricing date:	February 28, 2012
Original issue date:	March 2, 2012 (3 business days after the pricing date)
Maturity date:	February 27, 2018
Interest:	None
Underlying index:	S&P 500® Index
Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, subject to the minimum payment at maturity.
Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.40 per note.
Participation rate:	100%
Minimum payment at maturity:	$10.40 per note (104% of the stated principal amount)
Maximum payment at maturity:	None
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	1,372.18, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	February 22, 2018, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61760T488
ISIN:	US61760T4884
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per note	$10	$0.35	$9.65
Total	$8,800,000	$308,000	$8,492,000

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” on page 11 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 90 dated February 17, 2012
Product Supplement for Equity-Linked Notes dated November 21, 2011
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.